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                                                                    Exhibit 12.1


                 IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                          (in thousands, except ratios)


                                                                 Years Ended December 31,
                                                       ------------------------------------------
                                                          2000              1999             1998
                                                       -------           -------          -------
Income before income tax provision                      69,347            45,606           21,900
Fixed charges:
   Interest expense and amortization of original issue
   discount on all indebtedness                          7,053             6,058              630
   Interest included in rent expense                       889               632              600
                                                       -------           -------          -------
Total fixed charges                                      7,942             6,690            1,230
                                                       -------           -------          -------
Income before income tax provision and fixed charges    77,289            52,296           23,130
                                                       =======            ======           ======

Ratio of earnings to fixed charges                        9.73              7.82             18.8


(1) The ratio of earnings to fixed charges was computed by dividing earnings (income before income tax provision, adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.